Exhibit 21.1

Subsidiaries of

Duke Energy Carolinas, LLC

Name of Subsidiary	Jurisdiction of Formation
Advanced SC LLC	South Carolina

Caldwell Power Company	North Carolina

Catawba Mfg. & Electric Power Co.	North Carolina

Claiborne Energy Services, Inc.	Louisiana

DEC Purchasing Company, LLC	Delaware

Duke Energy Carolinas NC Storm Funding LLC	Delaware

Duke Energy Carolinas NC Storm Funding II LLC	Delaware

Duke Energy Carolinas SC Storm Funding LLC	Delaware

Duke Energy Receivables Finance Company, LLC	Delaware

Eastover Land Company	Kentucky

Eastover Mining Company	Kentucky

Greenville Gas and Electric Light and Power Company	South Carolina

MPC, LLC	South Carolina

Sandy River Timber, LLC	South Carolina

Southern Power Company	North Carolina

TBP Properties, LLC	South Carolina

TRES Timber, LLC	South Carolina

Wateree Power Company	South Carolina

Western Carolina Power Company	North Carolina